JOINT FILERS’ NAMES AND ADDRESSES

1.	Spencer C. Fleischer

2.	Friedman Fleischer & Lowe Capital Partners III, L.P.

3.	Friedman Fleischer & Lowe Parallel Fund III, L.P.

4.	FFL Individual Partners III, L.P.

5.	FFL Executive Partners III, L.P.

6.	Friedman Fleischer & Lowe GP III, L.P.

7.	Friedman Fleischer & Lowe GP III, LLC

The business address for the above reporting persons is:

One Maritime Plaza, Suite 2200
San Francisco, CA 94111